

July 2, 2014

Via E-mail
Mr. Gary C. Lewis
Chief Executive Officer
Uplift Nutrition, Inc.
2681 East Parleys Way
Suite 204
Salt Lake City, UT 84109

  Re: **Uplift Nutrition, Inc.**
     Form 10-K for the Year Ended December 31, 2013
     Filed April 15, 2014
     File No. 000-52890

Dear Mr. Lewis:

   We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing any information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

  1. We note the audit report's first paragraph states the financial statements as of December 31, 2012 and for the period from March 7, 2005 (inception) through December 31, 2012, were audited by other auditors, whose report dated April 3, 2013, expressed an unqualified opinion. It appears from the opinion paragraph that your current auditor is only opining on the financial statements for the year ended December 31, 2013 and the period from March 7, 2005 (inception) to December 31, 2013. Please amend Item 8 of your Form 10-K to include the following:

   • A revised audit report from the current auditor that, if true, includes in the first paragraph a specific description which financial statements were audited by the current auditor. If the current auditor audited the 2012 financial statements and the entire cumulative period from March 7, 2005 (inception) through December 31, 2013, the first paragraph of the report should state that fact and the reference to the other auditor's work should be deleted. If the current auditor did not audit the cumulative period from inception to December 31, 2013, references to that period should be deleted from the audit report and the cumulative information in each applicable financial statement should be labeled unaudited.

- A reissued audit report from the predecessor auditor for the year ended December 31, 2012 if the current auditor did not audit that year's financial statements. The requirement to provide audited financial statements contains an additional requirement to provide an audit report or audit reports for each audited period.

Exhibits

2. File updated Exhibit 31 certifications referring to the amended annual report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or Brian McAllister at (202) 551-3341 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining